News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:

Hurricane Hydrocarbons Ltd. — Financing and Operations Update

     CALGARY, Jan. 7 /CNW/ — Hurricane Hydrocarbons Ltd. (“Hurricane”) announces a number of recent developments related to its financing and operations.

Financing

     On January 2nd 2003, Hurricane Kumkol Munai signed a US $225 million export financing agreement with a consortium of European banks, comprising Natexis Banques Populaires, BNP Paribas and ING Bank. This loan facility has a maturity of four years and is repayable in installments. The loan is underwritten and will be syndicated over the coming weeks.

     This new facility is the largest and longest commercial loan facility provided by international banks to a Kazakh company and represents a significant step forward for both Hurricane and Kazakhstan.

     In December 2002, Hurricane Kumkol Munai also repaid in full a previous export loan for its remaining outstanding amount of about US $52 million.

     These financing initiatives will lower materially Hurricane’s overall borrowing costs while enhancing its financial flexibility.

Normal Course Issuer Bid

     Hurricane continued to repurchase its shares in the open market under the terms of the approved Normal Course Issuer Bid. As of December 31, 2002, 2,531,870 shares have been purchased at an average price of C$14.57 and cancelled. This represents 48.2% of the authorised share buyback amount. The number of common shares outstanding at year end was 78,956,875.

Production

     Hurricane’s 2002 production averaged 135,842 barrels of oil per day (“bopd”), slightly in excess of its target and approximately 35% higher than its 2001 average production.

     Production in the fourth quarter of 2002 averaged 158,500 bopd, some 10.7% higher than in the third quarter of 2002. Part of the increased production will be recognised as sales in the first quarter of 2003, due to the normal seasonal build up of inventories at year end and the timing of revenue recognition associated with increased FOB sales.

     The 2003 average production target is 165,000 bopd, an increase of 22% from the 2002 average production.

QAM Pipeline and Gas Utilization Project

     The QAM pipeline construction project continues and is on schedule for commissioning at the end of the second quarter of 2003. To date, approximately US $42 million has been spent on the project, the entire 177 kilometer right of way has been cleared, over 165 kilometers of pipe has been strung of which 70% has been welded and 25% of the trenching has been completed. The Kumkol pump station is over 40% complete and the Dzhusaly railway terminal is over 50% complete.

     The 55-megawatt gas fired power plant project at Kumkol is now more than 70% complete and is on target for commissioning in the second quarter of 2003. To date, US $28 million has been committed.

     Agreements were also concluded late in 2002 for Turgai Petroleum (Hurricane’s 50% joint venture with Lukoil) to participate in both projects.

2003 Capital Budget

     In early December 2002, the Board of Directors approved a 2003 capital budget of US $167 million, allocated as follows (in millions of US $):

- Upstream including Joint Ventures	US $135.2
- Downstream	US $ 17.6
- Marketing and trading -	US $ 8.1
- Corporate Services -	US $ 6.1

     Hurricane is an independent, integrated international energy company engaged in the exploration for, production and export of crude oil and the refining and marketing of refined products, in the Republic of Kazakhstan.

     Hurricane’s shares trade in the United States on the New York Stock Exchange under the symbol HHL. They also trade on the Toronto Stock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA. Hurricane’s 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company’s website can be accessed at www.hurricane-hhl.com.

     The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

VIEW ADDITIONAL COMPANY-SPECIFIC INFORMATION:

http://www.newswire.ca/cgi-bin/inquiry.cgi?OKEY=72532

     For further information: Nicholas Gay, Senior Vice President and CFO, 44 (1753) 410-020; Ihor P. Wasylkiw, Vice President Investor Relations, (403) 221-8658